UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission file number: 001-41990

Mobile-health Network Solutions

(Exact name of registrant as specified in its charter)

2 Venture Drive, #07-08 Vision Exchange

Singapore 608526

+65 6222 5223

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Entry into a Sale and Purchase Agreement.

On April 24, 2026, Mobile-health Network Solutions (the “Company”) entered into a definitive Securities Purchase Agreement (“SPA”) with Dato’ Ling Tiung Leng (“Dato’ Ling”), for an aggregate capital injection of MYR 500,000,000 (approximately US$126 million) into the Company (the “Capital Injection”). In consideration for the Capital Injection, the Company shall issue approximately 9,000,000 Class A ordinary shares of the Company, at a purchase price of $14.10 per share, to Dato’ Ling upon full completion of the Capital Injection. Following such share issuance, Dato’ Ling will hold an aggregate of 65% equity stake in the Company. The Capital Injection is to be exclusively used for the construction of AI Data Centers in Malaysia held by PP GRID SDN. BHD., including all its related infrastructure, equipment, and operational expenditures.

The Capital Injection will be made in tranches, with the number of shares to be issued for each tranche calculated based on the MYR amount of the tranche converted to USD at the prevailing exchange rate on the date of receipt, divided by US$14.10. The Company is required to issue the corresponding Class A ordinary shares to Dato’ Ling within 15 business days of receiving each tranche.

Completion of the Capital Injection pursuant to the SPA remains subject to customary closing conditions. The Company will provide further updates upon completion of the transaction.

The SPA is attached to this Current Report on Form 6-K as Exhibit 10.1, and are incorporated herein by reference. The foregoing description of the material terms of the SPA does not purport to be complete and is qualified in its entirety by reference to the exhibit attached hereto.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, statements regarding the ability to successfully execute on the plans and undertakings contemplated in the agreements discussed in this report.

Additional forward-looking statements can be identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the SEC from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.manadr.com/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement dated April 24, 2026.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Mobile-health Network Solutions

Date: April 28, 2026	By:	/s/ Siaw Tung Yeng
Siaw Tung Yeng
Co-Chief Executive Officer